FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2005
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Notice to Stock Exchange, dated July 12, 2005, of Divestment in Pathnet India Private Limited.

(2)	Press Release, “Dr. Reddy’s launches a novel immune booster for children product launched in collaboration with Symbiotics of New Zealand,” July 14, 2005.

(3)	Press Release, “Dr. Reddy’s organizes an International Symposium on Gastro Intestinal Cancer,” July 15, 2005.

(4)	Notice to Stock Exchange, dated July 18, 2005, of Meeting of Board of Directors on July 26, 2005.

(5)	Press Release, “Dr. Reddy’s to release Q1 FY06 results July 26, 2005,” July 20, 2005.

(6)	Press Release, “Dr. Reddy’s records Q1 FY06 revenue growth of 9% to Rs. 5,587 million,” July 26, 2005.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
July 12, 2005
Mr. Yogesh Bhambardekar
Ms. Tejeswini Joshi
Mumbai Stock Exchange
Rotunda Building,, 1st Floor,
Mumbai Samachar Marg,
Mumbai – 400 001
Dear Sir/ Madam,
This has reference to your fax message dated July 11, 2005 regarding newspaper reports on our divestment in Pathnet India Private Limited.
Please refer our letter dated August 31, 2004 addressed to Mr. Yogesh Bhambardekar wherein we have mentioned that Dr. Reddy’s has expressed its intention to Gribbles Pathology (VIC) Pty. Ltd. to exit the joint venture as it does not fit with Company’s strategic efforts.
The Company has now divested its 49% stake in Pathnet India Private Limited to Gribbles. We would like to mention here that sale of our stake in Pathnet India Private Limited will not have any material impact on Company’s operations and performance.
We do not have comments on the future plans of Pathnet India Private Limited as mentioned in the newspaper reports.
With regards,
/s/ V. Viswanath
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches a novel immune booster for children product launched in collaboration with Symbiotics of New Zealand
Hyderabad, India, July 14, 2005: Dr. Reddy’s, in a strategic collaboration with Symbiotics of New Zealand, has launched New Life Colostrum. The product is available in a novel chewable form for the first time in India.
Colostrum is a nutrient rich natural substance produced by all female mammals during the first 72 hours after giving birth and consists of immune factors, growth factors, proteins, vitamins and minerals thus helps in the development of immunity.
New Life ColostrumTM is the World No. 1 colostrum brand and is derived from bovine colostrum. It is developed through unique manufacturing techniques, which ensures the availability of adequate quantities of immunoglobulins, immune factors, growth factors, proteins & minerals.
Colostrum is widely studied to offer clinical advantages in the prevention and treatment of several Gastrointestinal infections of both bacterial and viral origin.New Life ColostrumTM prevents infections among children and is an useful supplement for children suffering from recurrent infections.
Dr. Reddy’s has a strong presence in the pediatric segment with a diverse portfolio of products. New Life ColostrumTM launch follows other recent ‘first-of-their-kind’ product launches in India by Dr. Reddy’s for the pediatric segment. These include RebalanzTM, an oral rehydration solution for use by children suffering from non-cholera diarrhea, RedotilTM (Sachet), a novel anti-diarrheal agent used while treating acute watery diarrhea in children and EconormTM, a widely preferred yeast based preparation to prevent and control Antibiotics associated diarrhoea.
Notes To The Editor
1. New Life ColostrumTM is made from bovine colostrums and has the following advantages:
i) Bovine colostrums is richer than human colostrums in context of immunoglobulins and the growth factors.
ii) Cows produce large amount of colostrum (22-24 litres), which is more than enough to supply the human needs without depriving the newborn calves.
iii) Bovine colostrum contains 20-21 times more immune factors as compared to the human colostrum.
2. New Life ColostrumTM is certified by the Ministry of Agriculture and Forestry New Zealand to be free from – BSE, Foot & mouth disease, BST, Pesticides & antibiotics.
3. New Life ColostrumTM has been certified by internationally recognized quality assurance standards, including ISO 9001 & ISO 14001.
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.

The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s organizes an International Symposium on Gastro Intestinal Cancer
Hyderabad, India, July 15, 2005: In line with its commitment to create an interface between the International Oncology Opinion Leaders and their Indian counterparts, Dr. Reddy’s is once again organising the ‘Meet the Stars’ symposia for the second consecutive year. This series of symposia on Gastro – Intestinal (GI) Cancer is being held in three cities (Chennai, Mumbai and Delhi) between July 15-17, 2005.
GI cancer is one of the most prevalent forms of cancer and is the second highest cause of mortality worldwide. Over 1,30,000 cases of GI Cancer are reported in India alone every year. Mr Satish Reddy, Managing Director and COO said, “GI Cancer remains an undermet medical need, constantly abuzz with research and new protocols and hence these symposia assume special relevance.”
This year, the ‘Meet the Stars’ symposia will have Dr. Eric Van Cutsem, MD, PhD, from Belgium, a leading authority in the field of GI cancers and Chairman of World Congress on GI Cancers, as the keynote speaker, and Dr. Stanley Brienza, General Manager and Medical Director, Debio Clinic, Charenton, Le Pont, France as the co-speaker. Over 400 leading oncologists from across the country are expected to attend this meet. These symposia will also include special sessions for case studies and discussions by leading Indian oncologists.
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.
The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
July 18, 2005
The Secretary / The Executive Director
National Stock Exchange of India
The Stock Exchange, Mumbai
New York Stock Exchange
Dear Sir,
Pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby intimate you that the Meeting of the Board of Directors of the Company will be held on Tuesday, July 26, 2005 at Hyderabad to, interalia, consider and take on record the unaudited financial results of the Company for the quarter ended June 30, 2005.
Kindly take the above information on record.
With regards,
/s/ V. Viswanath
V. Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release Q1 FY06 results July 26, 2005;
Earnings call slated for July 26, 6.30 PM IST/9.00 AM EST
Hyderabad, India, July 20, 2005: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the first quarter ended June 30, 2005 on Tuesday, July 26, 2005 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium
Release of financial results	July 26, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	July 26, 6.30 PM IST / 9.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	July 26, 6.30 PM IST / 9.00 AM EST through October 24, 2005	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Within 7 working days of the call	URL available on Company’s website, www.drreddys.com

Earnings	Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
Participants from India – 022.2781.2277

Stand by – 022.5591.7977

	India — 6.30 PM	Participants from:
July 26, 2005	US EST — 9.00 AM	US — TOLL FREE: 877 209 0463
US/International Toll Number : +1 706 643 0243
Conference ID: 8024028#

Participants outside India & US (Singtel bridge) 65 666 8 7509 Conference Code 998098#
No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.

Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through October 24, 2005.
Transcript
The transcript of the earnings call will also be available on the Company’s website within 7 working days of the call.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: www.drreddys.com
Contact
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-55511532
Safe Harbor
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s records Q1 FY06 revenue growth of 9% to Rs. 5,587 million
Net income increases to Rs. 347 million from Rs. 173 million in Q1 FY05
Hyderabad, India, July 26, 2005: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the first quarter ended June 30, 2005.
Key Highlights
o	Revenue growth of 9% to Rs 5.6 billion. Excluding DRF 4158 income in Q1 FY05, revenue growth in Q1 FY06 at 15%.

o	Net profit increases to Rs 347 million from Rs 173 million in Q1 FY05. This translates to a diluted EPS of Rs 4.53 as against Rs 2.27 in Q1 FY05.
Key Revenue Highlights
o	Growth in key products of omeprazole and amlodipine maleate drives Europe generics finished dosage revenue growth of 98%. Revenues in this segment increase to Rs 571 million from Rs 289 million in Q1 FY05.

o	Growth in all key markets drive 47% growth in international branded finished dosage segment. Revenues in Russia increase by 47% to Rs 754 million driven by an exceptional higher demand from wholesalers.

o	Revenues in India branded finished dosage segment increase by 19% to Rs 1,417 million. This growth was driven by higher demand from trade channels following lower off take in Q4 FY05 due to uncertainty over the implementation of value added tax system.

o	New product launches and volume growth in existing products drives APIs revenue growth in other international markets (excluding North America and Europe) by 51%.

o	Decline in revenues from fluoxetine and tizanidine due to intense competition from existing as well as new players in the market results in decrease of North America generics finished dosage revenues to Rs 307 million from Rs 521 million in Q1 FY05.

o	Revenues in the emerging Custom Pharmaceutical Services segment increase to Rs 67 million from Rs 10 million in Q1 FY05.
Key Profit Highlights
o	Gross margin % at 52% of total revenues as compared to 51% in Q1 FY05. Excluding income from DRF 4158, gross margin % increases by 330 basis points. This improvement was driven by higher contribution of branded finished dosage revenues to total revenues and better price realisation in Europe generics finished dosage segment.

o	During the quarter, the Company recognized an income of Rs 74 million under the R&D partnership deal with ICICI Venture as announced in March 2005.

o	Selling, general and administrative expenses (SG&A) expenses increase by 19% to Rs 1,956 million on account of increase in marketing expenses primarily in branded finished dosage segment and manpower cost due to increase in manpower base.

INCOME STATEMENT FOR THE QUARTER ENDED JUNE 30, 2005
All figures in millions, except EPS

All dollar figures based on convenience translation rate of 1USD = Rs 43.51
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q1 FY06			Q1 FY05
Particulars	($)	(Rs.)%		($)	(Rs.)%			Growth %
Product Revenues	128	5,574	100	111	4,856		95	15
License fees	0	13	0	6	252	(1)	5	(95)
Total Revenues	128	5,587	100	117	5,108		100	9
Cost of revenues	61	2,663	48	57	2,482		49	7
Gross profit	67	2,924	52	60	2,626		51	11
Selling, General & Administrative Expenses	45	1,956	35	38	1,645		32	19
R&D Expenses	12	515 (2)	9	12	525		10	(2)
Amortization Expenses	2	95	2	2	89		2	8
Other operating (income)/expense net	0	6	0	(1)	(49)		(1)	(NC)
Operating income before forex loss/(gain)	8	352	6	9	416	(1)	8	(16)
Forex Loss/ (Gain)	1	66	1	7	323		6	(80)
Operating income/(loss)	7	286	5	2	93		2	(NC)
Equity in loss of affiliates	0	(14)	(0)	(0)	(11)		(0)	27
Other (expenses)/income net	3	148	3	1	62		1	(NC)
Income before income taxes and minority interest	10	420	8	3	144		3	(NC)
Income tax benefit/(expense)	(2)	(73)	(1)	1	24		0	(NC)
Minority interest	(0)	(0)	(0)	0	5		0	(98)
Net income	8	347	6	4	173		3	100
DEPS		4.53			2.27
Exchange rate		43.51			43.51

Key Balance Sheet Items	Jun 05			Mar 05
Cash and cash equivalents	238	10,364		213	9,288
Borrowings from banks	90	3,918		64	2,796
Investment securities	27	1,176		30	1,306
Accounts receivable (net)	90	3,933		82	3,587
Inventories	84	3,670		80	3,500
Property, plant and equipment (net)	162	7,028		162	7,058

(1)	Includes income from Drug Discovery of Rs 236 million relating to DRF 4158 income recognition

(2)	Reduction of Rs 74 million under the Generics R&D partnership deal with ICICI Venture

Segment Analysis
Active Pharmaceutical Ingredients (APIs)
o	Revenues at Rs 1,910 million as against Rs 1,941 million in Q1 FY05.

o	Revenues outside India increase by 3% to Rs 1.3 billion. Contributes 70% to overall segment revenues as against 67% in Q1 FY05.

o	Revenues from international markets (excluding North America and Europe) increase by 51% to Rs 641 million. Contributes 34% to overall segment revenues as against 22% in Q1 FY05.

o	Europe revenues increase by 3% to Rs 362 million. New product sales help offset the decline in sales of Ramipril. Ramipril contributed Rs 146 million in revenues compared to Rs 263 million in Q1 FY05.

o	Revenues in India at Rs 571 million as against Rs 641 million in Q1 FY05. This decline was primarily on account of decline in sales of certain key products.

o	Revenues in North America at Rs 336 million as against Rs 520 million in Q1 FY05. This decline was on account of decline in sales of key products.

o	The Company filed 12 US DMFs during the quarter taking the total cumulative filings to 77.
Generics
o	Revenues in this segment at Rs 878 million as against Rs 812 million in Q1 FY05.

o	Europe contributed 65% to the total revenues and North America contributed the balance 35%.

o	Revenues in Europe increase by 98% to Rs 571 million as against Rs 289 million in Q1 FY05. This growth was driven by higher revenues from omeprazole and amlodipine maleate. Combined revenues from these products increase to Rs 421 million as against Rs 131 million in Q1 FY05. Higher price realisation due to supply shortages in the market led to higher sales of these products.

o	Revenues in North America at Rs 307 million as against Rs 521 million in Q1 FY05. This decline is on account of lower sales from fluoxetine and tizanidine. Combined revenues from fluoxetine and tizanidine declined to Rs 85 million from Rs 294 million in Q1 FY05. This was largely due to intense competition from existing as well as new players in the market. Revenues from new product launches in North America after Q1 FY05 contributed to Rs 31 million.

o	During the quarter, the Company filed 2 ANDAs. This takes the total ANDAs pending at the USFDA to 47.
Branded Formulations — International
o	Revenues at Rs 1.2 billion, an increase of 47% over Q1 FY05. This increase was primarily driven by growth in all key markets.

o	Revenues in Russia increase by 47% to Rs 754 million as against Rs 511 million in Q1 FY05. This growth was driven by an exceptional higher demand from wholesalers.

o	Revenues in other CIS markets increase by 36% to Rs 206 million as against Rs 152 million in Q1 FY05. This growth was primarily driven by Ukraine and Belarus.

o	Revenues in Central Eastern Europe increase by 89% to Rs 55 million as against Rs 29 million in Q1 FY05. This growth was mainly on account of better performance of Romania and Albania.

o	Revenues in other international markets increase by 47% to Rs 147 million as against Rs 100 million in Q1 FY05. The growth was primarily driven by increase in sales from South Africa and Vietnam.
Branded Formulations — India
o	Revenues at Rs 1.4 billion, an increase of 19% over Q1 FY05.

o	This growth was led by higher demand from trade channels following lower off take in Q4 FY05 due to uncertainty over the implementation of new value added tax system.

o	During the quarter, the Company launched seven new products contributing Rs 11 million in revenues.
Other Businesses
o	Revenues from custom pharmaceutical services segment increase to Rs 67 million from Rs 10 million in Q1 FY05. This growth was driven by contribution of new products during the quarter.

o	Revenues in the critical care & biotechnology segment increase by 20% to Rs 153 million. This increase was on account of growth in the critical care division by Rs 15 million and biotechnology division by Rs 11 million.

Income Statement Highlights
o	Gross profit margins on total revenues at 52% as against 51% in Q1 FY05. Excluding income from DRF 4158 in Q1 FY05, gross margin % increased by 330 basis points. This improvement was driven by higher contribution of branded finished dosages sales to total revenues and better price realization in Europe generics finished dosages segment.

o	Investments in R&D decrease by 2% to Rs 515 million from Rs 525 million in Q1 FY05. As a % to total revenue, R&D spend was at 9% as against 10% in Q1 FY05. This includes reduction of Rs 74 million under the partnership deal with ICICI Venture. During the quarter, of the total reported R&D spend, the company invested Rs 281 million in drug discovery and specialty compared to Rs 296 million in Q1 FY05. Higher investments towards product development in specialty offset by lower clinical trials in drug discovery.

o	Selling, General & Administration (SG&A) expenses increase by 19% to Rs 1,956 million. As a % to revenues, SG&A expenses are at 35% as against 32% in Q1 FY05. This increase was primarily on account of increase in marketing expenses primarily in branded finished dosage segment and manpower cost due to increase in manpower base.

o	Other income (net) increase to Rs 148 million from Rs 62 million in Q1 FY05. This includes net interest income of Rs 153 million.

o	Depreciation for the quarter was at Rs 274 million as against Rs 207 million for Q1 FY05.

o	Net income at Rs 347 million (6% of total revenues) as against Rs 173 million (3% of total revenues) in Q1 FY05. This translates to a diluted EPS of Rs 4.53 as against Rs 2.27 in Q1 FY05.

o	During the quarter, the Company incurred capital expenditure of Rs 295 million.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: August 16, 2005		Name:	V. Viswanath
		Title:	Company Secretary